

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

VIA FACSIMILE AND U.S. MAIL

April 5, 2007

Mr. Phillip J. Smith
Executive Vice President and Chief Financial Officer
Stater Bros. Holdings, Inc.
21700 Barton Road
Colton, CA 92324

      **Re: Stater Bros. Holdings, Inc.
            Form 10-K for Fiscal Year Ended September 24, 2006
            Filed December 19, 2006
            Form 10-Q for Fiscal Quarter Ended December 24, 2006
            File No. 1-13222**

Dear Mr. Smith:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William Thompson
                    Branch Chief